Exhibit 11

ITT EDUCATIONAL SERVICES, INC.

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003

Net income	$13,980	$9,845	$23,006	$18,527

Shares:
Weighted average number of shares of common stock outstanding	45,726	44,830	45,667	44,922

Shares assumed issued (less shares assumed purchased for treasury) on stock options	1,044	1,091	1,100	1,060

Outstanding shares for diluted earnings per share calculation	46,770	45,921	46,767	45,982

Earnings per common share:
Basic	$0.31	$0.22	$0.50	$0.41
Diluted	$0.30	$0.21	$0.49	$0.40